SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 97911 / July 14, 2023

Admin. Proc. File No. 3-20550

In the Matter of

CALMARE THERAPEUTICS INCORPORATED

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

Paul L. Vorndran, Alan Talesnick and *Javier Heres*, Jones & Keller, P.C., Denver, CO, for Calmare Therapeutics Incorporated.

Christopher Bruckmann and *Gina Joyce* for the Division of Enforcement.

On September 14, 2021, we issued an order instituting proceedings against Calmare Therapeutics Incorporated ("Calmare") pursuant to Section 12(j) of the Securities Exchange Act of 1934.[1] Following a prehearing conference, the Division of Enforcement filed a motion for summary disposition asserting that revocation of all registered classes of Calmare's securities is the appropriate remedy for Calmare's failure to file required periodic reports in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Although Calmare does not dispute the Division's assertion of delinquent filings, it opposes summary disposition by arguing that material questions of fact remain as to the appropriate remedy for its reporting violations.

Under Commission Rule of Practice 250(b), a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[2] We view the facts in the light most favorable to the non-moving party, but that party must produce evidence to demonstrate that there is a genuine and material factual dispute that necessitates an in-person evidentiary hearing.[3] Under those standards, we find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[4]

I.   Background

Calmare (CIK No. 102198; ticker CTTC) is a Delaware corporation located in Fairfield, Connecticut, that "researches, develops and commercializes chronic, neuropathic pain devices."[5] On December 9, 2014, Calmare filed Form 8-A12G to register its common stock under Exchange Act Section 12(g).[6] Calmare's registration of its common stock under Exchange Act Section 12(g) subjected Calmare to periodic filing requirements.[7] Calmare filed required

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[1]   *Calmare Therapeutics Inc.*, Exchange Act Release No. 92977, 2021 WL 4202234 (Sept. 14, 2021).

[2]   17 C.F.R. § 201.250(b).

[3]   *United Dev. Funding III, LP*, Exchange Act Release No. 89535, 2020 WL 4720528, at *2 (Aug. 12, 2020).

[4]   *See Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that summary disposition is appropriate in Section 12(j) proceedings "where the issuer has not disputed the facts that constitute the violation").

[5]   We take official notice of Calmare's EDGAR filings pursuant to Rule of Practice 323, 17 C.F.R. § 201.323.

[6]   15 U.S.C. § 78*l*(g). As set forth in Calmare's August 20, 2014, Form 8-K, CTTC changed its name from Competitive Technologies, Inc. on that date. Competitive Technologies, Inc. registered a class of securities with the Commission on April 2, 1984, on Form 8-A, and had been listed on the American Stock Exchange and the NYSE until it was stricken from both Exchanges on October 1, 2010, by the filing of a Form 25-NSE.

[7]   Calmare's common stock formerly was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). *Calmare Therapeutics Inc.*, 2021

periodic reports until July 21, 2017, when it filed a Form 10-K for the reporting period ended December 31, 2016.[8] Calmare stopped filing periodic reports after July 2017.

On August 16, 2017, Calmare filed a Notification of Late Filing Form 12b-25 for its quarterly report for the period ended June 30, 2017. In that form, Calmare stated that it experienced a delay in completing its financial statements and other disclosures, and the company indicated that it would file the report "no later than the fifth calendar day following the prescribed filing date" of August 15, 2017. Calmare failed to file the report by that date.

On November 15, 2017, Calmare filed a Form 12b-25 for its quarterly report for the period ended September 30, 2017. In that form, Calmare again stated that it experienced a delay in completing its financial statements and other disclosures, and it indicated that it would file the report "no later than the fifth calendar day following the prescribed filing date" of November 15, 2017. Calmare again failed to file the report by the promised date. Indeed, between August 2017 and September 14, 2021 (the date of the OIP), Calmare failed to file those two quarterly reports, any other required periodic reports, or any additional Forms 12b-25 to disclose that its other periodic reports would be untimely.[9]

Calmare has not filed any additional periodic reports that became due after the Commission issued the OIP. Nor has the company filed Forms 12b-25 to disclose that these reports would be late. As of the date of this opinion, Calmare would need to file nineteen quarterly reports and six annual reports in order to bring the company current in its filing requirements.

II.   Analysis

A.   Calmare violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to suspend or revoke the registration of all classes of an issuer's securities if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[10] Exchange Act Section 13(a) requires issuers of registered securities, such as Calmare, to file

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WL 4202234 at *1. Currently, however, Calmare's common stock is listed on OTC Markets with a "Caveat Emptor" warning and a notation that it is traded on the Expert Market, a private market that "serves broker-dealer pricing and investor best execution needs . . . [with] . . . [q]uotations [for] securities [] restricted from public viewing." *CTTC*, OTC Markets, https://www.otcmarkets.com/stock/CTTC/quote (last visited July 12, 2023).

[8]   The Form 10-K was filed almost four months after the due date of March 31, 2017. And although Calmare made all of its periodic filings for the reporting periods after the date of the filing of its Form 8-A12G on December 8, 2014, through the reporting period ended December 31, 2016, none of those periodic reports was filed on time.

[9]   A table summarizing Calmare's delinquent filings is attached as Exhibit 1.

[10]   15 U.S.C. § 78*l*(j).

periodic reports with the Commission "for the proper protection of investors and to insure fair dealing" in the companies' securities.[11] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Exchange Act Section 13(a), including the deadlines for filing these reports.[12] A violation of these provisions does not require scienter.[13] The Division contends that Calmare violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file annual and quarterly reports since it filed a Form 10-K for the period ended December 31, 2016.

Calmare opposes the Division's motion for summary disposition by stating that disputed material facts exist as to whether revocation of its registration is in the public interest, such as whether "Calmare has experienced past financial challenges due . . . to the pandemic" and whether "its federal government contracts will be terminated if" the registration of its securities is revoked. But Calmare has stipulated that it was delinquent in its periodic filings as of the date of the OIP. And as of that date, Calmare had failed to timely file 18 annual and quarterly reports that were due between May 2017 and August 2021. Thus, we find that there is no genuine issue of material fact that Calmare violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[14]

B.   Revocation under Exchange Act Section 12(j) is warranted.

Having found that Calmare failed to comply with the Exchange Act and its rules, we turn to whether it is necessary or appropriate for the protection of investors to suspend or revoke the registration of all classes of its securities. In *Gateway International Holdings, Inc.*, we established a multi-factor test to determine an appropriate sanction in the public interest when an issuer fails to make required filings:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[15]

Although these factors are nonexclusive, and no single factor is dispositive,[16] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the

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[11]   15 U.S.C. § 78m(a).

[12]   17 C.F.R. §§ 240.13a-1, 13a-13; *see also* 15 U.S.C. § 78m(a).

[13]   *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[14]   *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 (Apr. 4, 2014) ("To prevent summary disposition, the opposing party must present facts demonstrating a genuine issue of fact that is material to the charged violation.").

[15]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No 53907, 2006 WL 1506286, at *4 & n.27 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979)).

[16]   *E.g.*, *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[17] Based on our balancing of the *Gateway* factors, we conclude that there is no genuine issue of material fact that revocation is necessary and appropriate for the protection of investors.

> **1. Calmare's violations are serious, recurrent, and show a high degree of culpability.**

We find Calmare's violations to be serious and recurrent. Exchange Act reporting requirements are "the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities"[18] and to "insure fair dealing."[19] Thus, Calmare's failure to file 18 required reports (as of the time of the OIP) over a period of more than four years violated "a central provision of the Exchange Act" and "depriv[ed] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[20] The Commission has repeatedly found missed filings of a duration and quantity similar to (or less than) those at issue here to be serious.[21] Calmare's failure to file its 18 required reports over a period of more than four years was also recurrent.[22] Calmare has even continued to be

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[17]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)).

[18]   *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977).

[19]   15 U.S.C. § 78m(a).

[20]   *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[21]   *See, e.g.*, *Talon Real Est. Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019) (seven delinquent reports over two years); *Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *4, 8 (Apr. 4, 2014) (20 delinquent reports over five years); *China-Biotics*, 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half"); *Nature's Sunshine*, 2009 WL 137145, at *5 (seven delinquent reports over two years); *Impax Laboratories, Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *7 (May 23, 2008) (two annual and six quarterly delinquent filings over a period of more than three years); *Gateway*, 2006 WL 1506286, at *5 (eight missed reports over 18 months).

[22]   *See, e.g.*, *United Dev. Funding III*, 2020 WL 4720528, at *4 (repeated violations over a 30-month period); *Talon*, 2019 WL 6324601, at *4 (two-year period); *Absolute Potential*, 2014 WL 1338256, at *4 (five-year period); *Nature's Sunshine*, 2009 WL 137145, at *5 (two-year period).

delinquent in its filings after we issued the OIP, as it has not filed any quarterly or annual reports with the Commission since.[23] Nearly six years have passed since Calmare's last periodic filing.

Calmare's violations also reflect a high degree of culpability. Calmare's long history of "ignoring . . . reporting obligations" itself "evidences a high degree of culpability."[24] Calmare's filing of two Forms 12b-25 demonstrate that it knew doing so was necessary to obtain an extension of time for filing its periodic reports—but it did so for only two of its missing reports.[25] The filing of those two Forms 12b-25, along with numerous Forms 8-K, thus show that Calmare was aware of its filing obligations.[26] Because of this, we find that Calmare failed to file periodic reports "in knowing disregard of [its] regulatory responsibilities."[27]

Nor do we find mitigating Calmare's assertions that it "has experienced past financial difficulties in part due the circumstances presented by the pandemic," and that it "has taken steps to become compliant but has been unable to become compliant due to past financial hardship." Financial difficulties are not an excuse for repeatedly violating our periodic filing requirements.[28] Even more importantly, financial difficulties are precisely the kind of information that is material to current and prospective investors; Calmare's failure to timely disclose such difficulties thus aggravates, rather than mitigates, its violations.[29] And even if

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[23]   *See United Dev. Funding III*, 2020 WL 4720528, at *5 (finding that violations that continued since the issuance of the OIP are a relevant consideration in assessing the appropriate sanction, because the continued failure to "return to compliance . . . means that investors still lack current and reliable information"); *see also Gateway*, 2006 WL 1506286, at *5 n.30 (observing that "[a]lthough we are not finding violations based on those failures, we may consider them, and other matters that fall outside the OIP, in assessing appropriate sanctions").

[24]   *Calais Res.*, 2012 WL 2499349, at *4 (internal quotation marks omitted) (citing *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *3 (Mar. 22, 2007)).

[25]   *Advanced Life Scis. Holdings*, Exchange Act Release No. 81253, 2017 WL 3214455, at *3 n.15 (July 28, 2017) (failing to comply with requirement to file "notifications of late filing on Form 12b-25 as to any of these reports . . . is also considered in assessing whether revocation is appropriate"); *accord Accredited Bus. Consolidators*, 2015 WL 5172970, at *3 n.17; *Calais Res.*, 2012 WL 2499349, at *4.

[26]   *See Accredited Bus. Consolidators,* 2015 WL 5172970, at *3 (finding that issuer was aware of its reporting obligations because it filed several Forms 8-K and Forms 12b-25).

[27]   *Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019); *see also Gateway*, 2006 WL 1506286, at *5 & n.28 (revoking respondent's registration and finding "a high degree of culpability" because respondent "knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

[28]   *See Talon*, 2019 WL 6324601, at *4, 8 (revoking registration even though the issuer partly "attribute[d] its violations to financial troubles"); *Advanced Life Scis. Holdings, Inc.*, 2017 WL 3214455, at *4 (holding that "business difficulties do not excuse [an issuer's] failure to file" periodic reports).

[29]   *See Advanced Life Scis.*, 2017 WL 3214455, at *4 (holding that an issuer's "business difficulties do not excuse its failure to file; indeed, information about these difficulties would have been significant to both current and potential investors in evaluating whether they wanted to

external factors caused Calmare's financial difficulties, they still do not excuse the company's repeated violations of periodic filing requirements.[30] In any case, Calmare stopped filing periodic reports in August 2017—years before the onset of the pandemic in 2020—which undermines its argument that external factors caused its delinquencies.

We accordingly find that there is no genuine issue of material fact that Calmare's violations were serious, recurrent, and show a high degree of culpability. Calmare therefore must make a "strongly compelling showing" on the other *Gateway* factors to avoid revocation.[31] As discussed below, Calmare has not made such a showing.

2. Calmare's efforts to remedy its past violations and ensure future compliance are insufficient to show revocation is not appropriate.

Calmare asserts that it "has engaged two accounting firms for the purpose of bringing it into compliance in the foreseeable future." But, to date, the eighteen periodic reports that were delinquent on the date we issued the OIP remain delinquent. And seven additional periodic reports have become delinquent since that date. In short, Calmare "cannot credibly identify when it will become current on its reporting obligations,"[32] much less provide credible assurances that it would not fall behind again in the future. Calmare's vague assurances and insufficient remedial steps fall short of the "strongly compelling showing" necessary to justify a sanction less than revocation in light of its serious and recurrent violations.[33]

3. Calmare's assurances against future violations are not credible.

Calmare has also failed to raise a genuine issue that its assurances against future violations are credible. Calmare cites to an administrative law judge's decision to deny a

buy, sell or hold [the issuer's] securities"); *China-Biotics*, 2013 WL 5883342, at *11 (finding that it is "especially serious" for an issuer to fail to make periodic reports during periods when there are "significant changes to the company's financial results"); *cf. Tara Gold Res. Corp. v. SEC*, 678 F.3d 557, 558 (7th Cir. 2012) (noting that an issuer's inability "to pay an auditor to certify more recent financial statements" was "something investors surely would want to know").

[30] *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5-6 (July 6, 2011) (finding that violations warranted revocation, despite issuer's claim that financial difficulties were "attributable to the actions of others and events beyond its control").

[31] *Calais Res., Inc.*, 2012 WL 2499349, at *4; *see also, e.g.*, *Advanced Life Scis.*, 2017 WL 3214455, at *4; *Absolute Potential*, 2014 WL 1338256, at *6; *supra* note 20 and accompanying text.

[32] *Impax Labs.*, 2008 WL 2167956, at *11; *see also United Dev. Funding III*, 2020 WL 4720528, at *6 (granting summary disposition where respondent had hired a new auditor but could not identify when it would file its delinquent reports).

[33] *See Absolute Potential*, 2014 WL 1338256, at *5 & n.35 (finding insufficient company's "vague representations" that it would take "all necessary steps to ensure ongoing compliance" and had established "regular and reliable relationships with new accountants and auditors").

Division's motion for summary disposition in *Can-Cal Resources Ltd.*[34] for the proposition that "the credibility of its assurances that it will become and remain compliant depend on the viability of certain government contracts . . . presents material questions of fact and law that must be addressed at a hearing." But not only are law judge decisions not precedential or binding on us,[35] the circumstances in *Can-Cal* were far different. There, as the law judge noted, the issuer had "filed a comprehensive annual report on Form 10-K for fiscal years 2015 and 2016, which contained audited financial statements for 2014 through 2016 and unaudited financial statements in lieu of the delinquent quarterly reports for 2016 and 2017" and "has now timely filed periodic reports for a year, demonstrating its ability to comply with its reporting obligations."[36]

In contrast, the undisputed facts here show that Calmare has not demonstrated any ability to comply with its reporting obligations. As discussed above, Calmare has not filed a single periodic report since July 2017, has only filed two Forms 12b-25 during that period to disclose that a periodic report would be late, and has not offered a concrete plan or timeline for when it will become compliant. Furthermore, Calmare failed to meet the deadlines it set for itself for filing the delinquent periodic reports referenced in the Forms 12b-25 it did file. And Calmare has never filed those periodic reports. Therefore, even if we were to assume that the company has obtained, as it claims, sufficient revenue through certain government contracts and other sources to meet its periodic reporting obligations, we do not find Calmare's assurances against future violations to be credible given its protracted deficiencies and failure to correct any of them.[37]

C. Calmare's remaining arguments against revocation are unavailing.

Calmare argues that revoking the registration of its securities will "in all probability result in the loss of the contracts that [it] has with U.S. federal government agencies, and thereby had a negative impact on its business and its public shareholders." However, Calmare's failure to timely file periodic reports harms its existing shareholders because they must make decisions to hold or sell its stock based on outdated and incomplete information about its financial situation.[38] In any case, we must consider harm to prospective shareholders as well as current shareholders in assessing the interests of the investing public.[39] Prospective shareholders cannot

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[34]   AP Rulings Release No. 6525, 2019 WL 2296498 (Mar. 28, 2019).

[35]   *See, e.g.*, *Rapoport v. SEC*, 682 F.3d 98, 105 (D.C. Cir. 2012) (recognizing that administrative law judge orders are not binding on the Commission); *Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *8 n.48 (Apr. 4, 2014) (stating that the Commission is not bound by law judge decisions).

[36]   *Can-Cal Resources Ltd.*, 2019 WL 2296498, at *1, *4.

[37]   *See Absolute Potential*, 2014 WL 1338256, at *5 (finding, even assuming issuer "had sufficient funds to meet its periodic filing obligations," assurances of future compliance were not credible due to its "protracted delinquencies, unpersuasive explanations for those delinquencies, and the absence of concrete remedial changes to ensure compliance" (internal footnote omitted)).

[38]   *United Dev. Funding III*, 2020 WL 4720528, at *5.

[39]   *Id.*; *Absolute Potential*, 2014 WL 1338256, at *6.

make informed investment decisions without timely and accurate information about the company.[40] And here, Calmare has not filed a periodic report in almost six years. Thus, we find that revocation is necessary and appropriate for the protection of investors because the absence of timely, accurate, and complete periodic reports has harmed and continues to harm Calmare's existing and prospective shareholders.

Calmare also argues that revocation is not warranted because "the public interest is being protected by the prohibition on trading in Calmare's stock." But although brokers may choose not to quote Calmare because of the trading suspension, investors may still trade Calmare's stock.[41] Investors' ability to trade the company's stock without current information about the company poses a threat. As a result, revocation is necessary and appropriate for the protection of investors regardless of the trading suspension.

* * *

For the reasons above, we find that Calmare has not established a genuine issue of material fact that a sanction other than revocation is appropriate for the protection of investors. We therefore grant the Division's motion for summary disposition and find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Calmare's registered securities.[42]

An appropriate order will issue. [43]

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[40]   *See Am.'s Sports Voice*, 2007 WL 858747, at *4.

[41]   *See CTTC*, OTC Markets, https://www.otcmarkets.com/stock/CTTC/quote (last visited July 12, 2023) (explaining that Calmare's stock is traded on the Expert Market and quotes reflect only unsolicited customer orders); *cf.* Exchange Act Section 12(j), 15 U.S.C. § 78*l*(j) (prohibiting brokers from trading "any security the registration of which has been . . . revoked").

[42]   If, after revocation, Calmare is able to meet the relevant requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g). *See Talon*, 2019 WL 6324601, at *5 n.27.

[43]   The Division's motion to strike proposed expert witness testimony is dismissed as moot. We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

EXHIBIT 1

Calmare Therapeutics Incorporated,
Admin. Proc. File No. 3-20550

Summary of Calmare's Delinquent Filings

No.	Report	Period Ending	Due Date For Filing Report[44]	Delinquency Corrected	
				Date	**How Late**
01	10-Q	03/31/2017	05/15/2017	Still delinquent	
02	10-Q	06/30/2017	08/15/2017[45]	Still delinquent	
03	10-Q	09/30/2017	11/15/2017[46]	Still delinquent	
04	10-K	12/31/2017	04/02/2018	Still delinquent	
05	10-Q	03/31/2018	05/15/2018	Still delinquent	
06	10-Q	06/30/2018	08/15/2018	Still delinquent	
07	10-Q	09/30/2018	11/15/2018	Still delinquent	
08	10-K	12/31/2018	04/01/2019	Still delinquent	
09	10-Q	03/31/2019	05/15/2019	Still delinquent	

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[44] Pursuant to Exchange Act Rule 13a-1 and General Instruction A.2 to Form 10-K, non-accelerated filers such as Calmare are required to file annual reports with the Commission no later than ninety calendar days after the end of the fiscal year covered by the report. 17 C.F.R. §§ 240.13a-1, 249.310(b)(9); Form 10-K, https://www.sec.gov/files/form10-k.pdf. An annual report is required "for each fiscal year after the last full fiscal year for which financial statements were filed in [the issuer's] registration statement." 17 C.F.R. § 240.13a-1. Pursuant to Exchange Act Rule 13a-13 and General Instruction A.1 to Form 10-Q, non-accelerated filers are required to file quarterly reports with the Commission no later than forty-five calendar days after the end of the period covered by the report. 17 C.F.R. §§ 240.13a-13, 249.308a(a)(2); Form 10-Q, https://www.sec.gov/files/form10-q.pdf.

[45] Calmare filed a Form 12b-25 for this report, indicating that it would file the report within five days of the due date. But Calmare did not do so. *Cf.* 17 C.F.R. § 240.12b-25(b) (providing that a quarterly report is deemed timely filed if the registrant files a compliant Form 12b-25, indicates that it will file the report within five days of the due date, and files it by then).

[46] Calmare also filed a Form 12b-25 for this report but did not file the report within five days of the due date. *See id.*

No.	Report	Period Ending	Due Date For Filing Report[44]	Delinquency Corrected	
				Date	How Late
10	10-Q	06/30/2019	08/15/2019	Still delinquent	
11	10-Q	09/30/2019	11/15/2019	Still delinquent	
12	10-K	12/31/2019	03/31/2020	Still delinquent	
13	10-Q	03/31/2020	05/15/2020	Still delinquent	
14	10-Q	06/30/2020	08/15/2020	Still delinquent	
15	10-Q	09/30/2020	11/15/2020	Still delinquent	
16	10-K	12/31/2020	03/31/2021	Still delinquent	
17	10-Q	03/31/2021	05/15/2021	Still delinquent	
18	10-Q	06/30/2021	08/15/2021	Still delinquent	

Summary of Calmare's Delinquent Filings after Issuance of OIP

No.	Report	Period Ending	Due Date For Filing Report	Delinquency Corrected	
				Date	How Late
19	10-Q	09/30/2021	11/15/2021	Still delinquent	
20	10-K	12/31/2021	03/31/2022	Still delinquent	
21	10-Q	03/31/2022	05/15/2022	Still delinquent	
22	10-Q	06/30/2022	08/15/2022	Still delinquent	
23	10-Q	9/30/2022	11/15/2022	Still delinquent	
24	10-K	12/31/2022	03/31/2023	Still delinquent	
25	10-Q	3/31/2022	05/15/2023	Still delinquent	

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 97911 / July 14, 2023

Admin. Proc. File No. 3-20550

In the Matter of

CALMARE THERAPEUTICS INCORPORATED

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Calmare Therapeutics Incorporated under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of July 17, 2023.

By the Commission.

Vanessa A. Countryman
Secretary